UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Independent Director

On October 21, 2026, Mr. Alberto Méndez Rebollo, an independent director of XCHG Limited (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Nominating and Corporate Governance Committee of the Board, effective October 21, 2026. Mr. Rebollo’s resignation from the Board and the three committees was due to personal reasons and was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Mr. Alberto Méndez Rebollo, on October 21, 2026, the Company extended a director offer letter to Mr. Gary Thomas Dvorchak, who accepted the offer. On October 21, 2026, the Board ratified the appointment of Mr. Dvorchak to serve as an independent director of the Company, a member of the Compensation Committee, a member of the Nominating and Corporate Governance Committee and the chairperson of the Nominating and Corporate Governance Committee of the Board, effective as of October 21, 2026.

The Company will continue seeking a suitable and qualified candidate to fill the vacancy on the Audit Committee resulting from Mr. Rebollo’s resignation.

Mr. Dvorchak has extensive experience in investor relations, capital markets, investment management, financial media and business development. Since April 2015, Mr. Dvorchak has served as a Managing Director of Lan Chen Yi (Beijing) Management Consulting Co Ltd, where he advises publicly traded companies in the United States and China on investor relations matters and is responsible for client development and account execution. Since September 2024, he has also served as an independent director of Harvard Ave Acquisition Corporation, a Nasdaq-listed special purpose acquisition company. In addition, Mr. Dvorchak has served as Executive Director of the Sino-US Friendship House Corp since June 2023 and as a member of the board of directors of Association and Organization Solutions, Inc. since May 2021. From February 2010 to March 2015, he served as a Senior Vice President at ICR, where he managed investor relations programs for publicly traded companies and established the firm’s cleantech industry practice. From June 2004 to April 2015, he was also a contributor to TheStreet.com, providing financial market and investment commentary. Earlier in his career, Mr. Dvorchak held senior investment management positions at several firms, including Aviance Capital Management LLC, Channel Island Partners LLC, EGM Capital, Provident Investment Counsel and Sit Investment Associates. He also worked as a research analyst at Hambrecht & Quist and Fidelity Research and Management. Mr. Dvorchak obtained his Bachelor of Science in Computer Science from the University of Iowa and his Master of Business Administration in Finance from Kellog Graduate School of Management from Northwestern University. He also holds the Chartered Financial Analyst designation. Mr. Dvorchak does not have a family relationship with any director or executive officer of the Company. He wholly owns Engage Equity Group, LLC, which provides investor-relations services to the Company for a monthly fee of $13,000. The Board has reviewed this relationship and determined that it does not interfere with Mr. Dvorchak’s exercise of independent judgment in carrying out his responsibilities as a director and that he qualifies as an independent director under Nasdaq Rule 5605(a)(2).

Cessation of Rui Ding as Chief Technology Officer and Continued Service as Director

Effective October 21, 2026, Mr. Rui Ding ceased to serve as Chief Technology Officer of the Company. Mr. Ding will continue to serve as a director of the Company. His cessation as Chief Technology Officer relates solely to his officer position and does not affect his continued service on the Board.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266) and S-8 (Registration No. 333-294184).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: October 22, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou Title: Co-Chief Executive Officer